155 Water Street, Brooklyn, NY 11201 ■ (917) 503-9050 ■ info@ketsal.com

March 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ruairi Regan

Re:	Groundfloor Loans 1, LLC Draft Offering Statement on Form 1-A Submitted January 31, 2024 CIK No. 0002002281

Dear Mr. Regan,

On behalf of our client Groundfloor Loans 1, LLC (the “Company”), we respectfully submit this correspondence to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s submission on January 31, 2024 of its Draft Offering Statement on Form 1-A (the “Offering Statement”). In connection with this response to the issues raised in the Staff’s letter to the Company dated February 27, 2024 (the “Comment Letter”), the Company is contemporaneously filing via EDGAR an amendment to the Offering Statement (the “Amended Offering Statement”) with the Commission, responding to the Staff’s comments in the Comment Letter and updating the Offering Statement.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately under each comment. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement. In general, and throughout the Amended Offering Statement, the Company relies on General Instruction III to Form 1-A to cross-reference sections within the Amended Offering Statement in order to avoid the repetition of information.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Offering Statement which is now marked to show changes from the relevant portions of the Offering Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 5, 2024
Page -2-

Risk Factors

By Purchasing Shares in this Offering..., page 26

1.	Please reconcile your disclosure in this risk factor that arbitration must be conducted in the State of Georgia with the terms of the subscription agreement including section 13 which refer to the State of Virginia in the Washington, D.C. metropolitan area.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it has revised Exhibit 4.1 to provide that arbitration must be conducted in the State of Georgia.

Thank you for the opportunity to provide our analysis on these topics relating to the Offering Statement. If you have additional questions or comments, please contact me at zfallon@ketsal.com.

Very truly yours,

KETSAL PLLC

By:	/s/ Zachary Fallon
Zachary Fallon
Partner